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                                                             EXHIBIT (a)(5)(iii)


           MILLENNIUM AMENDS NOTES ASSUMED IN COR THERAPEUTICS MERGER


CAMBRIDGE, Mass., April 22, 2002 -- Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced it will amend the terms of the notes assumed in the merger with COR Therapeutics, Inc. to grant noteholders an extension of one year -- from April 29, 2002 to April 29, 2003 -- to redeem their notes at a premium above face value.

Specifically, the Company has amended its 4.50% Convertible Senior Notes due June 15, 2006 to permit noteholders to exchange these notes for cash on April 29, 2003 at a price of $1,095 per $1,000 of principal amount. The Company has amended the 5.00% Convertible Subordinated Notes due March 1, 2007 to permit noteholders to exchange these notes for cash on April 29, 2003 at a price of $1,085 per $1,000 of principal amount.

Millennium assumed the $600 million in notes in connection with its merger with COR Therapeutics, Inc. on February 12, 2002. On March 14, 2002, Millennium, as required by the terms of the notes, commenced cash repurchase offers to the noteholders in amounts equal to 100% of the principal amounts of the notes plus interest accrued and unpaid through April 28, 2002. These offers and the related withdrawal rights expire at 9:00 a.m., Eastern Time, on Monday, April 29, 2002.

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products with a goal of delivering personalized medicine. Millennium is primarily focusing its research and development and commercialization activities in four key areas: cardiovascular, oncology,

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inflammation and metabolic disease. Through the industrialization of its gene-to-patient platform, Millennium is striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs approximately 2,000 people.

Important additional information has been filed with the SEC

Millennium has filed with the SEC Schedule TOs in connection with the tender offers for the notes. The Schedule TOs contain important information about Millennium, the notes, the tender offers and related matters. Note holders are urged to read the Schedule TOs carefully.

Investors and security holders may obtain free copies of each of the Schedule TOs and other documents filed with the SEC by Millennium through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of each of the Schedule TOs from Millennium by contacting Gina Brazier at (617) 551-3611, Morgan Stanley & Co. Incorporated, the Dealer Manager for each of the tender offers, at (212) 761-8432 or from the Paying Agent by contacting Frank Leslie of U.S. Bank, N.A. at (651) 244-8677.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

Contact:
Gina Brazier
(617) 551-3611
Cynthia Clayton
(617) 551-8607
Millennium Pharmaceuticals, Inc.